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                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)

                                                                           Years Ended December 31
                                                                           -----------------------
                                                    2004            2003             2002            2001             2000
                                                ------------    ------------     ------------    ------------     ------------
Fixed charges, as defined:
       Interest expense                         $     84,746    $     85,013     $     96,005    $    100,180     $     64,765
       Amortization of debt expense
         and premium - net                             8,301           7,972            8,861           5,639            3,409
       Interest portion of rentals                     2,443           4,452            6,140           5,140            4,324
                                                ------------    ------------     ------------    ------------     ------------

           Total fixed charges                  $     95,490    $     97,437     $    111,006    $    110,959     $     72,498
                                                ============    ============     ============    ============     ============

Earnings, as defined:
       Income from continuing operations        $     35,614    $     50,643     $     42,174    $     68,241     $    109,065
       Add (deduct):
         Income tax expense                           21,592          35,340           34,849          40,585           81,143
         Total fixed charges above                    95,490          97,437          111,006         110,959           72,498
                                                ------------    ------------     ------------    ------------     ------------

           Total earnings                       $    152,696    $    183,420     $    188,029    $    219,785     $    262,706
                                                ============    ============     ============    ============     ============

Ratio of earnings to fixed charges                      1.60            1.88             1.69            1.98             3.62

Fixed charges and preferred dividend
     requirements:
       Fixed charges above                      $     95,490    $     97,437     $    111,006    $    110,959     $     72,498
       Preferred dividend requirements (1)                 -           1,910            4,387           3,878           41,394
                                                ------------    ------------     ------------    ------------     ------------

           Total                                $     95,490    $     99,347     $    115,393    $    114,837     $    113,892
                                                ============    ============     ============    ============     ============

Ratio of earnings to fixed charges
  and preferred dividend requirements                   1.60            1.85             1.63            1.91             2.31
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(1)   Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.